ASX RELEASE

Novogen acquires new technology to add to its oncology drug pipeline

9  October  2013,  Sydney  Australia:  Novogen  Limited  (ASX:NRT)  has  acquired  a  novel  drug technology that will be developed as a potentially major class of cancer drugs known as anti-

tropomyosins  (anti-Tms).  Anti-Tm  drugs  will  join  the  Company’s  growing  pipeline  of  super-

benzopyran drugs, including Trilexium and related analogs.

The  target  of  anti-Tm  drugs  is  the  protein,  Tm5NM1,  an  integral  part  of  the  microfilament component  of  the  cytoskeleton  of  a  cell.  Inhibition  of  Tm5NM1  effectively  blocks  the  ability of a cancer cell to function and to divide.

The  cytoskeleton  is  so-called  because  it  gives  a  cell  its  shape  and  form,  but  more  relevantly serves  a  wide  range  of  functions  that  actively  contribute  to  the  ability  of  a  cell  to  survive,  to move, and to divide.

Drugs  that  target  the  cytoskeleton  are  highly  effective  anti-cancer  drugs,  mainly  because they  block  the  ability  of  the  cytoskeleton  to  prepare  the  cell  for  division.  After  four  decades they  still  remain  among  the  most  commonly  prescribed  chemotherapeutics.  These  include the  taxanes  (paclitaxel,  docetaxel)  and  the  vinca  alkaloids  (vincristine,  vinblastine).  Despite their  common  use  and  relative  effectiveness,  they  bear  a  number  of  negative  features including  (a)  non-specific  activity  against  the  cytoskeleton  of  non-cancer  cells  resulting  in  a range  of  serious  side-effects,  (b)  limited  or  no  effectiveness  against  many  types  of  cancer,

and  (c)  the  rapid  ability  of  the  cancer  cell  to  develop  resistance.  The  taxanes  and  vinca alkaloids are both off-patent.

The  taxanes  and  vinca  alkaloids  target  that  part  of  the  cytoskeleton  known  as  microtubules.

There  is  a  second  component  of  the  cytoskeleton  that,  while  an  obvious  anti-cancer  drug

target,   has   to   date   successfully   resisted   drug   development.   That   component   is   the

microfilament,  a  series  of  filaments  made  up  of  inter-woven  strands  of  two  proteins,  actin and tropomyosin. Drugs  directed against  the microfilaments  have  been too toxic  to consider using  because  of  the  key  role  of  microfilaments  in  muscle  contraction,  with  muscle  cells  in the diaphragm and the heart being adversely affected.

This roadblock  has  been overcome with two  breakthroughs  by  Australian scientists  in recent years.  The  first  is  that  tropomyosins  are  distinguishable  as  muscle  or  non-muscle  varieties.

The  second  is  that  one  particular  form  of  non-muscle  tropomyosin,  known  as  Tm5NM1,  is restricted largely to cancer cells and is critical to the survival of the cancer cell.

The  private  Australian  biotechnology  company,  Genscreen  Pty  Ltd,  has  developed  extensive intellectual  property  in  the  field  of  drug  design  targeting  the  Tm5NM1  protein.  Laboratory and  animal  studies  have  confirmed  the  anti-cancer  effect  and  safety  of  this  drug  target.

Novogen  has  acquired  the  technology  from  Genscreen  in  a  transaction  based  on  a  royalty payment of product sales, with no upfront or milestone fees.

"This    anti-tropomyosin    drug    technology    perfectly    complements    Novogen’s    super-

benzopyran   drug   technology   in   our   quest   to   deliver   comprehensive   anti-cancer   drug

therapy. Our super-benzopyran family of drugs are highly effective against cancer stem cells,

a   basic   requirement   of   successful   longer   term   cancer   therapy,”   said   Novogen   CEO,   Dr

Graham Kelly.

“But  we  still  need  to  eliminate  all  cancer  cells  and  that  is  where  the  potential  potency  of  an anti-tropomyosin  drug  comes  in.  Rather  than  relying  on  a  blend  of  super-benzopyran  drugs

and   currently   available   standard   therapy   to   achieve   across-the-board  eradication  of   all

cancer  cells,  the  anti-Tm  drugs  now  give  us  the  opportunity  to  own  the  full  complement  of effective drugs, Kelly added"

Ian  Dixon,   CEO   of  Genscreen,   said,   "we   have   always   seen   the   anti-Tms   as  an  obvious

replacement  for  taxanes,  one  of  the  largest-selling  class  of  anti-cancer  drugs  that  are  now off  patent.  But  unlike  the  taxanes,  we  see  the  anti-Tms  as  having  so  much  less  toxicity,  plus being  more  broadly  active,  including  against  cancers  such  as  melanoma  that  taxanes  have little  effect against.  We  are pleased to  put  the  technology  into  the  hands  of a Company  with the enthusiasm and expertise to see its potential realised."

Novogen   will   undertake   a   program   to   identify   lead   compounds,   with   prostate   cancer,

melanoma and neuroblastoma the nominal targets.

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade  on  both  the

Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol  ‘NVGN’).   The  Company  is

based  in Sydney,  Australia, with an office  in  Ithaca,  NY,  USA. The  Company  is focused on the development  of  drug  strategies  that  will  deliver  personalized  chemotherapy  based  on  the

effective   elimination   of   cancer   stem   cells   and   somatic   cancer   cells   across   a   range   of

genotypes.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave  Hornsby  NSW 2077  AUSTRALIA

PO Box 2333 Hornsby Westfield  NSW  1635   AUSTRALIA

Email: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com